CLIFFORD CHANCE LLP 10 UPPER BANK STREET LONDON E14 5JJ TEL +44 20 7006 FAX +44 20 7006 555 DX 149120 CANARY WHARF 3 www.cliffordchance.com

CONFIDENTIAL SUBMISSION VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	Direct Dial: +44-20-7006-1000 E-mail: per.chilstrom@cliffordchance.com December 6, 2018

Re:	Watford Holdings Ltd.
Confidential Draft General Form for Registration of Securities on Form 10
Ladies and Gentlemen:
On behalf of our client, Watford Holdings Ltd. (the "Company"), we are submitting confidentially a draft General Form for Registration of Securities on Form 10 (the "Draft Form 10") to the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") for nonpublic review in accordance with the Staff policy articulated in the SEC's announcement related to the expansion of the Staff's draft registration statement processing procedures, dated June 29, 2017, and supplemented August 17, 2017. The Draft Form 10 submitted herewith relates to the initial listing of the Company’s common shares on The NASDAQ Global Market (the "Listing").
On behalf of our client, we confirm to you that, as of the date of this letter, the Company is an emerging growth company, as defined in Section 3(a)(80) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, on behalf of our client, we confirm to you that, as of the date of this letter, none of the disqualifying conditions set forth in Section 3(a)(80) of the Exchange Act have occurred.
A formal public filing of the General Form for Registration of Securities on Form 10 (the "Form 10") will be made at a later date, which in no event will be later than 15 days prior to the anticipated effective date of the Form 10 for the Listing (the "Initial Public Filing Date"). The Company will publicly file all draft submissions of the Draft Form 10 on the Initial Public Filing Date.
In addition, further to our conversations with the Staff regarding this submission of the Draft Form 10 and the Company's prior confidential submissions of its draft Registration Statement on Form S-1, as amended (the "Draft Form S-1"), related to the previously contemplated initial public offering of the Company's common shares, on behalf of our client, we also confirm to you that, as requested by the Staff, the Company will publicly file all draft submissions of the Draft Form S-1 on the Initial Public Filing Date.
Finally, for the convenience of the Staff, we have enclosed with this letter a marked copy of the Draft Form 10. This marked copy has been prepared to show the changes that were made to the disclosure contained in certain sections of the prospectus included in Amendment No. 7 to the Draft Form S-1 (which the Company confidentially submitted on August 16, 2018) that correspond to the disclosure items included in the Draft Form 10.

If you have any questions or comments concerning this submission, please do not hesitate to call the undersigned at +44-20-7006-1544.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom